UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Banner Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

06652V208

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Principal Fund V (Delaware), L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 347,409 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 347,409 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,409 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.04% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 347,409 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 347,409 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,409 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.04% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Principal Fund V (Delaware), L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP I, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 347,409 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 347,409 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,409 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.04% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital I, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 347,409 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 347,409 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,409 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.04% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons OCM Holdings I, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 347,409 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 347,409 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,409 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 1.04% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Holdings, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 347,409 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 347,409 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,409 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.04% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital Group, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 347,409 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 347,409 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 347,409 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.04% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 404,430 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 404,430 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 404,430 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.21% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the manager of Oaktree Capital Group, LLC and the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree FF Investment Fund AIF (Delaware), L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 57,021 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 57,021 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 0.17% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund AIF Series, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 57,021 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 57,021 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.17% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree FF Investment Fund AIF (Delaware), L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP AIF, LLC*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 57,021 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 57,021 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.17% (See Item 5)

(14)	Type of Reporting Person (See Instructions) OO

* Solely in its capacity as the general partner of Oaktree Fund AIF Series, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Fund GP III, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 57,021 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 57,021 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021 (See Item 5)

(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (9) 0.17% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the managing member of Oaktree Fund GP AIF, LLC.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree AIF Investments, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 57,021 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 57,021 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.17% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the general partner of Oaktree Fund GP III, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree AIF Holdings, Inc.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 57,021 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 57,021 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.17% (See Item 5)

(14)	Type of Reporting Person (See Instructions) CO

* Solely in its capacity as the general partner of Oaktree AIF Investments, L.P.

CUSIP No. 06652V208	Schedule 13D

(1)	Names of Reporting Persons Oaktree Capital Group Holdings, L.P.*

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) Not Applicable

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 57,021 (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 57,021 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 57,021 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.17% (See Item 5)

(14)	Type of Reporting Person (See Instructions) PN

* Solely in its capacity as the sole voting shareholder of Oaktree AIF Holdings, Inc.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (“Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D, filed with the SEC on March 3, 2016, and as amended by Amendment No. 2 to the Original Schedule 13D, filed with the SEC on October 26, 2016. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

As the Reporting Persons beneficially own less than five percent of the outstanding shares of the Common Stock, the Reporting Persons intend to cease filing reports on Schedule 13D following the filing of this Amendment.

Item 2.  Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

Annex A to the Original Schedule 13D is hereby amended and restated in its entirety with Annex A attached hereto. Annex A is incorporated herein by reference. Each of the Covered Persons that is a natural person is a United States citizen.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Original Schedule 13D are hereby amended and supplemented as follows:

(a)-(b)

As of the date of this Amendment, the Investors own an aggregate of 404,430 shares of Common Stock, of which 347,409 shares of Common Stock are owned directly by the PF V Fund and 57,021 shares of Common Stock are owned directly by the AIF Fund, constituting approximately 1.21% of the issued and outstanding Common Stock.

All ownership percentages of the securities reported in this Amendment are based upon 33,424,524 shares of Common Stock outstanding as of October 31, 2016, as reported on the Company’s Quarterly Report filed on Form 10-Q for the period ending September 30, 2016, as filed with the SEC on November 7, 2016.

Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

(c)  Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 to the Original Schedule 13D is set forth in Annex B hereto and is incorporated herein by reference.

Item 5(e) of the Original Schedule 13D is hereby amended and restated as follows:

(e)  On November 11, 2016, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2016

OAKTREE PRINCIPAL FUND V (DELAWARE), L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE FUND GP I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE CAPITAL GROUP, LLC

By:	Oaktree Capital Group Holdings GP, LLC
Its:	Manager

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By:	Oaktree Capital Group Holdings GP, LLC
Its:	General Partner

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE FF INVESTMENT FUND AIF (DELAWARE), L.P.

By:	Oaktree Fund AIF Series, L.P.
Its:	General Partner

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE FUND AIF SERIES, L.P.

By:	Oaktree Fund GP AIF, LLC
Its:	General Partner

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE FUND GP AIF, LLC

By:	Oaktree Fund GP III, L.P.
Its:	Managing Member

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE FUND GP III, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Authorized Signatory

OAKTREE AIF INVESTMENTS, L.P.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

OAKTREE AIF HOLDINGS, INC.

By:	/s/ Jamie Toothman
Name:	Jamie Toothman
Title:	Vice President

ANNEX A

Oaktree Capital Group Holdings GP, LLC

Oaktree Capital Group Holdings GP, LLC is managed by an executive committee.  The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert E. Denham	Partner in the law firm of Munger, Tolles & Olson LLP

Larry W. Keele	Retired

D. Richard Masson	Owner and general manager of Golden Age Farm, LLC

Wayne G. Pierson	President of Acorn Investors, LLC and Principal of Clifford Capital Partners, LLC

Marna C. Whittington	Retired

Steven J. Gilbert	Founder and Chairman of the Board of Gilbert Global Equity Partners, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

Oaktree Holdings, LLC

The managing member of Oaktree Holdings, LLC is Oaktree Capital Group, LLC.

OCM Holdings I, LLC

The managing member of OCM Holdings I, LLC is Oaktree Holdings, LLC.

Oaktree Capital I, L.P.

The general partner of Oaktree Capital I, L.P. is OCM Holdings I, LLC

Oaktree Fund GP I, L.P.

The general partner of Oaktree Fund GP I, L.P. is Oaktree Capital I, L.P.

Oaktree Fund GP, LLC

The managing member of Oaktree Fund GP, LLC is Oaktree Fund GP I, L.P.

Oaktree Principal Fund V (Delaware), L.P.

The general partner of Oaktree Principal Fund V (Delaware), L.P. is Oaktree Fund GP, LLC.

Oaktree FF Investment Fund AIF (Delaware), L.P.

The general partner of Oaktree FF Investment Fund AIF (Delaware), L.P. is Oaktree Fund AIF Series, L.P.

Oaktree Fund AIF Series, L.P.

The general partner of Oaktree Fund AIF Series, L.P. is Oaktree Fund GP AIF, LLC.

Oaktree Fund GP AIF, LLC

The sole member of Oaktree Fund GP AIF, LLC is Oaktree Fund GP III, L.P.

Oaktree Fund GP III, L.P.

The general partner of Oaktree Fund GP III, L.P. is Oaktree AIF Investments, L.P.

Oaktree AIF Investments, L.P.

The general partner of Oaktree AIF Investments, L.P. is Oaktree AIF Holdings, Inc.

Oaktree AIF Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree AIF Holdings, Inc. are listed below:

Name	Principal Occupation

Howard S. Marks	Co-Chairman and Director of Oaktree Capital Group, LLC and Co-Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	Co-Chairman, Chief Investment Officer and Director of Oaktree Capital Group, LLC and Co-Chairman and Chief Investment Officer of Oaktree Capital Management, L.P.

Jay S. Wintrob	Chief Executive Officer and Director of Oaktree Capital Group, LLC and Chief Executive Officer of Oaktree Capital Management, L.P.

John B. Frank	Vice Chairman and Director of Oaktree Capital Group, LLC and Vice Chairman of Oaktree Capital Management, L.P.

David M. Kirchheimer	Chief Financial Officer, Principal and Director of Oaktree Capital Group, LLC and Chief Financial Officer and Principal of Oaktree Capital Management, L.P.

Todd E. Molz	General Counsel, Chief Administrative Officer and Secretary of Oaktree Capital Group, LLC and General Counsel and Chief Administrative Officer of Oaktree Capital Management, L.P.

Susan Gentile	Chief Accounting Officer and Managing Director of Oaktree Capital Group, LLC and Chief Accounting Officer and Managing Director of Oaktree Capital Management, L.P.

ANNEX B

TRANSACTIONS IN THE COMMON STOCK BY THE REPORTING PERSONS

The following tables set forth all transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 to the Original Schedule 13D.

Oaktree Principal Fund V (Delaware), L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
11/9/16	132,483	45.72	Open Market
11/10/16	64,439	47.51	Open Market
11/11/16	173,725	47.87	Open Market
11/14/16	495,412	48.24	Open Market
11/15/16	252,783	48.39	Open Market

Oaktree FF Investment Fund AIF (Delaware), L.P.

Date of Sale	Total Shares Sold	Price Per Share	How Effected
11/9/16	21,743	45.72	Open Market
11/10/16	10,576	47.51	Open Market
11/11/16	28,512	47.87	Open Market
11/14/16	81,309	48.24	Open Market
11/15/16	41,488	48.39	Open Market